Exhibit 99.40

U.S. Silver Announces Continued Exploration Success
And Provides Key Updates in Advance of PDAC Participation

TORONTO--(BUSINESS WIRE)--March 4, 2011--Ontario U.S. Silver Corporation (TSXV: USA, US OTCQX: USSIF, Frankfurt: QE2) (“U.S. Silver” or “the Company”) wishes to announce the successful results of its 2010 exploration program and provide updates and clarifications to some key matters of interest to investors.

Exploration Summary

The Company previously announced positive diamond drilling results from the 4000 and 5200 levels at the Galena mine (press release dated October 19, 2010). Drilling continues on both levels with 13,904 feet (4,238 meters) of drilling completed during the fourth quarter of 2010, and 7,031 feet (2,143 meters) completed during the first two months of 2011. Total exploration drilling footage for 2010 was 49,374 feet (15,048 meters).

Recent drilling continues U.S. Silver’s 2010 trend of identifying new silver veins as well as extensions of existing silver veins at the Galena mine. The drilling results reported here identified both new silver-copper and new silver-lead mineralization. The best intersection on the 4000 level was 3.9 feet of true thickness grading 91.4 opt Ag and 2.5% Cu. The best intersection on the 5200 level was 1.5 feet grading 139 opt Ag and 4.8% Cu. In total, there were 34 intercepts detailed below, with 15 grading higher than 20 opt Ag. The exploration program in 2010 once again provided reserve additions in excess of that produced during the year.

Hedge Position

As announced on November 10th, 2010, US Silver entered into a hedge transaction for 20% of its expected 2011 production. The Company has fixed a price of $27.50 for roughly 41,000 ounces per month and has completed the sales for January and February leaving approximately 420,000 ounces to be sold under the contract in 2011.

US Silver receives the market price at the time of sale on the 80% of production not hedged in 2011. The Company has not hedged any production in 2012 or thereafter.

MSHA Fatality Investigation Update

Earlier this year, U.S. Silver received a single citation directly related to the contractor employee fatality that took place in June 2010 following the completion of the investigation. The Mine Safety and Health Administration ("MSHA") issued a proposed assessment of $70,000 in connection with that citation. That amount represents the maximum amount that can be assessed as a regular assessment on a citation such as the one at issue. U.S. Silver has taken the necessary steps to preserve its rights of appeal of the citation and vigorously disputes the allegations contained in it.

Environmental Obligations

Historical environmental reclamation obligations for the U.S. Silver operations in the Silver Valley, such as those currently being negotiated in the region, were settled in 2001 through a Consent Decree prior to the acquisition of the assets by US Silver.

US Silver has fully provided for all site reclamation obligations for all of its operations in the Silver Valley in its previously released financial results. As at September 30, 2010 the Company has accrued a total $1.5 million covering the expected reclamation costs for the existing operations at the end of the mine life.

Prospectors and Developer’s Association Conference

US Silver is pleased to be attending the upcoming PDAC 2011 at the Metro Toronto Convention Centre, South Building in Toronto, Ontario. The Company will be located at Booth #2803 in the Investors Exchange (located in Exhibit Halls F & G) for the duration of the conference.

Please visit http://www.pdac.ca/pdac/conv/ or contact PDAC Registration Management at (416) 953-4587 for more information on the conference.

Exploration Detail

Galena Mine, 4000 Level

A new drilling program was initiated in the central area of the 4000 Level to test for eastern extensions of the 127, 132, and 133 silver-copper veins. The drilling has returned multiple results on these veins with ore grades over mineable thickness. The drilling has also identified at least one additional high-grade silver-copper vein (133 FW) and two silver-lead veins. The 4000 Level central area drilling program is still in progress. Results received to-date from the first eleven drill holes are as follows (vein widths are corrected for true thickness):

DDH 40-211	from 552.0 ft: 3.0 ft (0.91m) 6.20 opt Ag (213 gpt) 11.30% Pb New Pb2

from 727.2 ft: 3.2 ft (0.98m) 13.80 opt Ag (473 gpt) 0.31% Cu 164 Vn

DDH 40-212	from 190.7 ft: 3.9 ft (1.19m) 91.38 opt Ag (3133 gpt) 2.52% Cu 127 Vn

from 792.5 ft: 4.2 ft (1.28m) 57.73 opt Ag (1979 gpt) 2.12% Cu 133 FW

DDH 40-213	from 227.3 ft: 2.2 ft (0.67m) 12.60 opt Ag (432 gpt) 12.50% Pb 127 FW

from 556.5 ft: 4.7 ft (1.43m) 8.92 opt Ag (306 gpt) 17.55% Pb New Pb2

DDH 40-214	from 240.5 ft: 4.0 ft (1.22m) 5.13 opt Ag (176 gpt) 9.38% Pb 127 FW

from 562.5 ft: 5.7 ft (1.74m) 6.63 opt Ag (227 gpt) 3.96% Pb New Pb2

from 741.0 ft: 4.5 ft (1.37m) 15.60 opt Ag (535 gpt) 0.52% Cu 133 Vn

DDH 40-215	from 580.5 ft: 8.3 ft (2.53m) 5.88 opt Ag (202 gpt) 4.24% Pb New Pb2

from 689.0 ft: 5.6 ft (1.71m) 8.07 opt Ag (277 gpt) 0.16% Cu 133 Vn

from 737.9 ft: 2.4 ft (0.73m) 23.30 opt Ag (799 gpt) 0.79% Cu 164 Vn

DDH 40-216	from 259.0 ft: 9.7 ft (2.96m) 12.67 opt Ag (434 gpt) 26.97% Pb 127 FW

from 556.1 ft: 5.7 ft (1.74m) 10.10 opt Ag (346 gpt) 17.66% Pb New Pb2

DDH 40-217	from 53.7 ft: 5.9 ft (1.80m) 52.63 opt Ag (1804 gpt) 0.98% Cu 7 FW

DDH 40-218	from 320.0 ft: 5.7 ft (1.74m) 14.03 opt Ag (481 gpt) 0.60% Cu 137 Vn

from 351.4 ft: 4.3 ft (1.31m) 20.79 opt Ag (713 gpt) 0.71% Cu 119 Vn

from 361.9 ft: 3.4 ft (1.04m) 9.44 opt Ag (324 gpt) 1.64% Cu 136 Vn

from 495.7 ft: 3.2 ft (0.98m) 5.90 opt Ag (202 gpt) 8.52% Pb New Pb1

DDH 40-219	from 36.4 ft: 2.0 ft (0.61m) 88.85 opt Ag (3046 gpt) 1.97% Cu 7 Vn FW

DDH 40-220	from 244.5 ft: 4.2 ft (1.28m) 61.30 opt Ag (2102 gpt) 1.13% Cu 127 Vn

DDH 40-221	from 261.7 ft: 7.0 ft (2.13m) 3.80 opt Ag (130 gpt) 6.90% Pb 127 FW

from 587.7 ft: 5.1 ft (1.55m) 11.58 opt Ag (397 gpt) 11.00% Pb New Pb2

Upon completion of the 4000 Level central zone drilling in early March, final interpretation of the veins will be made. Track drifting to cross-cut this multi-vein zone will begin by the end of March. An additional drilling station will also be established to facilitate diamond drilling to better define these veins.

Galena Mine, 5200 Level

A drilling program was conducted on the 5200 Level to locate the downward extension of the high-grade silver-copper 220 Vein which has been developed on the 4600 and 4900 Levels. The 220 Vein has now been identified in four new holes above the 5200 Level and five holes below the 5200 Level. The vein has been closed off to the north but it is still open to the south. Additional exploration drilling is planned to close the southern extent of the vein in the near future.

In addition, a new silver-copper vein has been discovered about 200 feet east of the 220 Vein in one of the drill holes. This new vein was seen in hole 52-281 with a true thickness of 4.8 feet (1.46 meters) at a grade of 133.04 opt Ag (4,561 gpt), and 3.79% Cu. This intercept appears to be on the same structure as an intercept from an old hole (52-170) which contained 2.2 feet (0.67 meters) true thickness at a grade of 132.07 opt Ag (4,528 gpt) and 3.19% Cu. Additional drilling is planned in conjunction with the 220 Vein follow-up drilling.

Results on the 220 Vein from the four holes are as follows (vein widths are corrected for true thickness):

DDH 52-274 from 241.5 ft: 4.4 ft (1.34m) 25.00 opt Ag (857 gpt) 0.54% Cu

DDH 52-275 from 231.3 ft: 2.3 ft (0.70m) 30.83 opt Ag (1057 gpt) 0.76% Cu

DDH 52-277 from 341.3 ft: 6.3 ft (1.92m) 6.65 opt Ag (228 gpt) 0.09% Cu

DDH 52-278 from 338.1 ft: 8.4 ft (2.56m) 13.22 opt Ag (453 gpt) 0.29% Cu

In addition, the drilling picked up an extension of the 196 Vein, which may be a faulted offset of the Silver Vein. Approximately 100 feet of strike length at ore grade and thickness has been drilled. The drilling results are listed as follows:

DDH 52-273 from 106.4 ft: 1.4 ft (0.43m) 96.60 opt Ag (3312 gpt) 3.48% Cu

DDH 52-274 from 185.0 ft: 0.6 ft (0.18m) 29.60 opt Ag (1015 gpt) 0.95% Cu

DDH 52-275 from 202.5 ft: 4.1 ft (1.25m) 11.67 opt Ag (400 gpt) 0.33% Cu

DDH 52-276 from 79.7 ft: 4.6 ft (1.40m) 6.66 opt Ag (228 gpt) 0.22% Cu

DDH 52-277 from 120.4 ft: 2.0 ft (0.61m) 22.50 opt Ag (771 gpt) 0.77% Cu

DDH 52-278 from 114.7 ft: 1.5 ft (0.46m) 139.3 opt Ag (4776 gpt) 4.75% Cu

DDH 52-279 from 92.2 ft: 0.5 ft (0.15m) 18.00 opt Ag (617 gpt) 0.58% Cu

Qualified Person

Information of a technical nature in this press release respecting the properties has been prepared and reviewed by Mr. Daniel H. Hussey, Manager of Exploration for U. S. Silver, who supervised the drilling and sampling programs. Mr. Hussey is a “Qualified Person” within the meaning of National Instrument 43-101 of the Canadian Securities Administrators.

All silver assay results reported in this new release were analyzed using standard fire assay techniques by American Analytical Services located in Osburn, Idaho. Check assays are conducted by ACT Labs, located in Ontario, Canada. All samples are obtained and assays are reported under a formal quality assurance program. Underground diamond drill core holes are drilled with BQ size tools.

ABOUT U.S. SILVER CORPORATION

U.S. Silver, through its wholly owned subsidiaries, owns and/or operates the Galena, Coeur, Caladay and Dayrock silver-lead-copper mines in Shoshone County, Idaho, with the Galena mine being the second most prolific silver mine in US history. Total silver production from U.S. Silver's mining complex has exceeded 217 million ounces of silver production since 1953. U.S. Silver controls a land package now totalling approximately 14,000 acres in the heart of the Coeur d'Alene Mining District. U.S. Silver is focused on expanding the production from existing operations as well as exploring and developing its extensive Silver Valley holdings in the Coeur D'Alene Mining District.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain information in this press release may contain forward looking statements. This information is based on current expectations that are subject to significant risks and uncertainties that are difficult to predict. Actual results might differ materially from results suggested in any forward looking statements. The Company assumes no obligation to update the forward looking statements, or to update the reasons why actual results could differ from those reflected in the forward looking statements unless and until required by securities laws applicable to the Company. Additional information identifying risks and uncertainties is contained in filings by the Company with the Canadian securities regulators, which filings are available at www.sedar.com.

CONTACT:
U.S. Silver Corporation
Tom Parker, President and CEO (208) 752-0400
Chris Hopkins, CFO (416) 907-9539